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                                                                       EXHIBIT I


REVIEW OF OPERATIONS - THIRD QUARTER OF FISCAL YEAR 2005


THREE MONTHS ENDED DECEMBER 31, 2004 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2003

Net sales increased 36.1% to $20.9 million in third quarter 2005 from $15.3 million in third quarter 2004. Third party fabric sales in the fabric division were $20.9 million comprised of fabric sales of $17.2 million (on 7.0 million meters) and $3.7 million of fabric processing revenue in third quarter 2005 compared to $15.3 million comprised of fabric sales of $11.8 million (on 5.7 million meters) and $3.5 million of fabric processing revenue in third quarter 2004. This increase in third party fabric revenue was primarily due to increased fabric production in South Africa, higher sales volume of printed fabric and an increase in the average fabric selling price.

Gross profit decreased 106% to a loss of $(0.2) million in third quarter 2005 from $3.4 million in third quarter 2004. Gross profit as a percentage of net sales decreased to (1.0)% in third quarter 2005 after a provision of $2.6 million provided for fabrics inventories in South Africa from 22.2% in third quarter 2004. This decrease in gross profit margin was primarily due to the higher raw material costs, factory overheads and additional provision for inventories in South Africa operations.

Other revenues increased to $0.7 million in third quarter 2005 compared to $(0.1) million in third quarter 2004. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties and proceeds from sales of scrap materials.

Selling, general and administrative expenses as a percentage of net sales decreased to 20.0% in third quarter 2005 compared to 28.1% in third quarter 2004. Selling, general and administrative expenses decreased 2.7% to $4.2 million in third quarter 2005 from $4.3 million in third quarter 2004. The decrease was mainly related to a saving of staff costs of approximately $0.5 million in this quarter as compared to the same period of 2004 and partly offset by an increase in exchange loss of $0.27 million in third quarter 2005 as compared to the same quarter of 2004, relating to borrowings denominated in South African Rand and provision made for doubtful debts of $0.7 million in South Africa operations.

Other expenses were $1.1 million in third quarter 2005 and included severance provisions as a result of halting the South African textile operations.

Operating income decreased to a loss of $4.8 million in third quarter 2005 from a loss of $1.0 million in third quarter 2004. Operating income as a percentage of net sales decreased to (22.9%) in third quarter 2005 from (6.6%) during the same period in 2004. This decrease was due to the decrease in gross profit margin as described above.

Interest expense, net in the third quarter 2005 decreased 43.6% to $0.2 million from $0.4 million in third quarter 2004, primarily due to general lower interest rate borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 1.1% in third quarter 2005 from 2.7% in third quarter 2004.

Net loss from continuing operations increased to $5.3 million in third quarter 2005 from $1.7 million in third quarter 2004. This increase was primarily attributable to lower gross margins.

Net income from discontinued operations in third quarter 2005 was a loss of $0.7 million as compared to a loss of $5.2 million in the same period of 2004. Included in discontinued operations are the Company's South African garment operations and Mauritius operations, including both the textiles and garments operations. The reduction in loss was mainly the result of reduced operating losses.
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Net loss decreased to $6.0 million in third quarter 2005 from $6.9 million in third quarter 2004.

Basic and diluted earnings per share for continuing operations was $(0.65) for the third quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to ($0.21) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share for discontinued operations was $(0.09) for the third quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.65) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share was $(0.74) for the third quarter 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to ($0.86) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).



NINE MONTHS ENDED DECEMBER 31, 2004 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 2003

Net sales increased 48.5% to $56.4 million in the first nine months of 2005 from $38.0 million in the first nine months of 2004. Third party fabric sales in the fabric division were $56.4 million comprised of fabric sales of $47.1 million (on 19.4 million meters) and $9.3 million of fabric processing revenue in the first nine months 2005 compared to $38.0 million comprised of fabric sales of $29.5 million (on 14.7 million meters) and $8.5 million of fabric processing revenue in the first nine months 2004. This increase in third party fabric revenue was primarily due to increased fabric production in South Africa, higher sales volume of printed fabric and an increase in the average fabric selling price.

Gross profit decreased 69% to $2.2 million in the first nine months 2005 from $7.2 million in the first nine months 2004. Gross profit as a percentage of net sales decreased to 4.0% in the first nine months 2005 after a provision of $2.6 million provided for fabrics inventories in South Africa from 18.9% in the first nine months 2004. This decrease in gross profit margin was primarily due to the higher raw material costs, factory overheads and additional provision for inventories in South Africa operations.

Other revenues decreased to $1.3 million in the first nine months 2005 compared to $1.8 million in the first nine months 2004. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials and government subsidy on export in South Africa.

Selling, general and administrative expenses as a percentage of net sales decreased to 17.6% in the first nine months 2005 compared to 28.0% in the first nine months 2004. Selling, general and administrative expenses decreased 7.0% to $9.9 million in the first nine moths 2005 from $10.6 million in the first nine months 2004. The decrease was mainly related to an exchange loss of $0.1 million in the first nine months 2005 as compared to an exchange loss of $0.3 million in same period of 2004, relating to borrowings denominated in South African Rand and a saving of staff costs of approximately $0.9 million in the first nine months as compared to the same period of 2004 and provision made for doubtful debts of $0.7 million in South Africa operations.
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Other expenses were $1.1 million in first nine months 2005 and included severance provision as a result of halting the South African textile operations.

Operating income decreased to a loss of $7.5 million in the first nine months 2005 from a loss of $1.6 million in the first nine months 2004. Operating income as a percentage of net sales increased to (13.4%) in the first nine months 2005 from (4.3%) during the same period in 2004. This decrease in operating income was mainly due to decrease in gross profit margin and decreased other revenue as described above.

Interest expense, net in the first nine months 2005 decreased 24.1% to $0.9 million from $1.2 million in the first nine months 2004, primarily due to general lower interest rate borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 1.5% in the first nine months 2005 from 3.1% in the first nine months 2004.

Net loss from continuing operations increased to $8.7 million in the first nine months 2005 from $2.8 million in the first nine months 2004. This increase was primarily attributable to lower gross margin and factors affecting operations as described above.

Net income from discontinued operations in the first nine months 2005 was a profit of $0.6 million as compared to a loss of $5.3 million in the same period of 2004. Included in discontinued operations are the Company's South African garment operations and Mauritius operations, including both the textiles and garments operations. The change from a loss of $5.3 million in fiscal 2004 to net income of $0.6 million was mainly the result of reduced operating losses and no more impairment loss being required for the South African garment operations in fiscal 2005, together with receiving government subsidiary in South Africa and gain on disposal of property, plant and equipment in Mauritius in the first nine months 2005.

Net loss remained at $8.1 million in both the first nine months of fiscal 2005 as compared with the same period in fiscal 2004.

Basic and diluted earnings per share for continuing operations was $(1.08) for the first nine months 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.35) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share for discontinued operations was $0.07 for the first nine months 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(0.66) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).

Basic and diluted earnings per share was $(1.01) for the first nine months 2005 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to $(1.01) for the same period in 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares).